EXHIBIT 10.23
CCC INFORMATION SERVICES GROUP INC.
SUMMARY OF CERTAIN COMPENSATION ARRANGEMENTS
FOR NAMED EXECUTIVE OFFICERS

Salary and Other Cash Compensation

Salary and other cash compensation payable to the “named executive officers” (as identified in the Company’s proxy statement) of CCC Information Services Group Inc. (the “Company”) are determined on an annual basis by the Compensation and Nominating Committee of the Company’s Board of Directors (the “Committee”). For 2005, cash compensation payable to named executive officers consists of salary and eligibility to receive a bonus under the Company’s Management Incentive Plan (“MIP”), a cash incentive plan administered by the Committee. In addition to cash compensation, named executive officers may also be eligible to receive equity incentives, such as grants of options or restricted stock, under the Company’s 2000 Stock Incentive Plan (2004 Restatement), as the Committee may determine.

Salary and target bonus for 2005 are set forth below for each executive officer currently employed by the Company who is expected to be a “named executive officer” for 2005, based upon information currently available to the Company:

Name and Title	2005 Salary	2005 Target MIP Bonus
Githesh Ramamurthy, Chairman, President and Chief Executive Officer	$496,800	75% of salary
J. Laurence Costin, Jr., Vice Chairman	$373,620	$70,000
Andrew G. Balbirer, Executive Vice President and Chief Financial Officer	$350,000	50% of salary
Mary Jo Prigge, President, Service Operations	$347,750	50% of salary
James T. Beattie, Executive Vice President and Chief Technology Officer	$270,150	50% of salary

Executive Severance Policy

In February 2004, the Compensation and Nominating Committee approved a severance policy for the “named executive officers” and the Company’s other executive officers, excluding any executive who is a party to an employment agreement with the Company. Under this policy, if an executive officer is terminated without cause or resigns for good reason (as defined in the policy), the executive will be entitled to the severance benefits specified in the policy.

Under the severance policy, a terminated executive shall be entitled to receive an amount of up to one year’s salary and annual bonus, payable at the same time and in the same manner as the Company pays salary and bonuses to active employees for such year. Under the policy, terminated executives are entitled to receive twelve months of executive outplacement services from a provider selected or approved by the Company, and the Company will subsidize the executive’s COBRA premiums for health insurance during the severance period. If the termination occurs following a change of control of the Company and the Company’s bonus plan is not continued after the change of control, the executive shall be entitled to a lump sum payment of a prorated bonus amount calculated in accordance with a formula set forth in the severance policy. If the termination is without cause or for good reason within the 24-month period following a change of control, the executive’s unvested stock options or other stock incentives will vest immediately.

If the severance benefits provided under the policy, together with any other payments or benefits received by the terminated executive would (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) be subject to the excise tax imposed by Section 4999 of the Code, then the amount of severance benefits may, at the election of the executive made prior to termination of employment, be reduced to the extent necessary so that the excise tax would not apply to the executive. If the executive elects not to reduce his benefits and is subject to the excise tax, then the executive would be responsible for the payment of the excise tax and any interest, penalties or fines assessed in connection with such excise tax. In any event, the executive shall be responsible for all income taxes and applicable employment taxes, other than the portion of employment taxes for which the Company is responsible by law, on any benefits or payments under the severance policy.

Employment Agreements

Githesh Ramamurthy, the Company’s Chairman, President and Chief Executive Officer, serves as Chairman and Chief Executive Officer pursuant to an employment agreement, entered into in July 2001, which runs for an initial term expiring on December 31, 2004 and successive two-year terms thereafter unless terminated by either party. The agreement provides for an annual base salary, subject to annual merit increases from time to time. Mr. Ramamurthy is also eligible to receive a performance bonus targeted at 75% of his base salary, as determined by the Compensation and Nominating Committee of the Board, and he is eligible to participate in all other benefit plans maintained by the Company for its salaried employees. Mr. Ramamurthy’s employment agreement contains a non-compete provision, a change of control provision which extends Mr. Ramamurthy’s right to exercise vested and unvested options for up to eighteen (18) months following the change of control, and a provision which extends Mr. Ramamurthy’s right to exercise vested options under certain circumstances for up to eighteen (18) months following the termination of his employment. In addition, the agreement contains a provision that gives Mr. Ramamurthy the right to sell back to us the 192,000 shares of treasury stock he purchased from us at any time within two (2) years following the date of a termination without cause at the market price on the date of such transaction.

J. Laurence Costin, Jr. serves as Vice Chairman pursuant to an employment agreement entered into in July 1994, which runs for successive one-year terms unless terminated by either party. The agreement provides for an annual base salary, subject to annual merit increases from time to time. Mr. Costin is also eligible to receive a performance bonus of at least $70,000 per year, as determined by the Compensation and Nominating Committee of the Board. He is also eligible to participate in all other benefit plans maintained by the Company for its salaried employees. Mr. Costin’s employment agreement contains a non-compete provision.

Other Compensation Arrangements

Andrew G. Balbirer joined the Company in January 2005 as Executive Vice President and Chief Financial Officer. Mr. Balbirer does not serve pursuant to an employment agreement, however, the following arrangements apply to Mr. Balbirer’s employment with the Company. For fiscal year 2005, Mr. Balbirer’s bonus payment under the MIP will be the greater of $105,000 or the amount that would be paid based on company performance and the achievement of his individual performance objectives. This minimum payment applies to fiscal year 2005 only, provided that Mr. Balbirer remains employed in good standing through December 31, 2005. The Company has offered to grant to Mr. Balbirer 20,000 shares of restricted stock, which will vest on December 31, 2006 subject to CCC’s achievement of certain earnings per share goals with a minimum vesting floor of fifty (50%) or 10,000 shares. Prior to December 31,2006, the grant will vest fully in the event of a change in control of the Company. This grant requires final approval by Board of Directors and will be subject to the terms and conditions of the Company’s 2000 Stock Incentive Plan (2004 Restatement) and a restricted stock agreement. Mr. Balbirer is covered by the Company’s executive severance policy, which is described in the Company’s proxy statement and a copy of which was filed as an Exhibit to the Company’s Annual Report on Form 10-K. In addition to the benefits provided in the severance policy, the Company has agreed that if his employment is terminated “without cause” or for “good reason” within six months following a change in control, Mr. Balbirer will receive the equivalent value of 10,000 shares of CCC stock as of the last closing price prior to the change in control.